                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    1      )*
                                          ---------

                         NUMED HOME HEALTH CARE, INC.
           --------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  67052T 20 1
           --------------------------------------------------------
                                 (CUSIP Number)


                Martin H. Kaplan, Esq., Gusrae, Kaplan & Bruno,
                        120 Wall Street, New York  10005
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                May 8, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  8   Pages



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                                SCHEDULE 13D

CUSIP No. 67052T 20 1                                     Page  2  of  8  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON                             M.S. Farrell & Company,
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             Inc.13-3529438

- -------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER       (a)  / /
   OF A GROUP*                                 (b)  /X/
- -------------------------------------------------------------------------------
 3 SEC USE ONLY

- -------------------------------------------------------------------------------
 4 SOURCE OF FUNDS                                WC
- -------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e) /X/
- -------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    New York
- -------------------------------------------------------------------------------
NUMBER OF SHARES              7 SOLE VOTING
 BENEFICIALLY OWNED               POWER                     445,843
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH
                              8 SHARED VOTING
                                   POWER                          0
                             --------------------------------------------------
                              9 SOLE DISPOSITIVE
                                   POWER                    445,843
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE
                                    POWER                         0
- -------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            445,843
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  / /
- -------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 9.01%
- -------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                                                                   BD
- -------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

    The class of securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Numed Home Health Care, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2601 Jewel Road, Belleair Bluffs, Florida 34640.

ITEM 2. IDENTITY AND BACKGROUND

    This statement is being filed by M.S. Farrell & Company, Inc. ("MSF"), a New York corporation, which is a broker-dealer registered with the National Association of Securities Dealers, Inc. The principal office of MSF is located at 67 Wall Street, New York, New York 10005.

    During the past five years, MSF has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) and, except as noted below, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FLORIDA

    On January 31, 1992, the Comptroller of the State of Florida, as the head of Department of Banking and Finance (the "Department"), denied the application for registration of MSF. Subsequently, on September 29, 1992, the Comptroller of the State of Florida, as the head of Department, entered an Order denying the registration of MSF based upon (i) the prior disciplinary action taken against a former president, director and sole shareholder (the"Control Person") of MSF and (ii) the fact that MSF did not file an amendment to its original application disclosing the change of ownership of MSF and the removal of the Control Person from his positions of director and executive officer of MSF within 30 days of MSF's original application for registration. On October 28, 1992, MSF filed a Notice of Administrative Appeal with the First District Court of Appeal of the State of Florida to request a review of the decision denying the registration of MSF.
Thereafter, on February 17, 1993, MSF filed a Notice of Voluntary Dismissal on the appeal. On November 24, 1995, the Director of the Florida Department of Banking and Finance entered an order granting a conditional broker-dealer license to MSF. Said license is subject to the following conditions:

         (a) For a period of one year from the date its registration is granted by the Department, MSF agrees that it shall have no more than fifteen person registered with the Department.

         (b) For a period of one year from the date its registration is granted by the Department, MSF agrees that it shall file no applications with the Department to register any branch offices in the State of Florida. After the expiration of this one year period, MSF agrees that it shall only file an application with the Department provided:

                 1. MSF or any person affiliated with MSF whose name has appeared on a Schedule A amendment to the Form BD has not been or is not the subject of any proceeding, action, or complaint which must be disclosed on a Form BD and a Form U-4; and,
                 2. The branch office for which MSF seeks registration will be operated as an office of supervisory jurisdiction ("OSJ");

                              Page 3 of  8   Pages

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         (c)  MSF agrees that it shall offer for sale and sell only those securities which are exempt from the provisions of Rule 3E-600.012(5), Florida Administrative Code. This condition shall be construed to prohibit MSF from selling any "designated securities" as that term is used in SEC Rule 15g-9 except for unsolicited orders, provided MSF obtains a signed statement from the customer within five business days that the trade was unsolicited.;

         (d) MSF and its Chief Executive Officer (the "CEO") agree that the CEO and MSF's Compliance Director shall be actively involved in maintaining the firm's compliance with the rules and regulations of the states within which the firm is registered, the NASD, and the SEC;

         (e) MSF and the CEO agree that Douglas Frank Gass shall have no direct or indirect involvement or responsibilities in the management, supervision, director or control of MSF.

         (f) MSF agrees that it and all persons acting on its behalf or at its direction shall not engage in any prohibited business practice as that term is defined in Rule 3E-600.013, Florida Administrative Code; and

         (g) MSF agrees to immediately report to the Department within 30 days, any complaint or action filed against MSF or against any person presently or previously affiliated with MSF which directly or indirectly involves activities in or affiliation with the securities industry and which would be required disclosure in response to question 7 of a Form BD and question 22 of a Form U-4.

IDAHO

    On April 9, 1992, the Director of Finance, State of Idaho, entered an Order denying the application for registration of MSF based upon (i) the existence of such an order by the State of Florida, and (ii) the prior disciplinary history of a former 14% shareholder of MSF. On August 25, 1993, the Director of the Department of Finance entered an order denying the effectiveness of MSF's re-application for registration based upon the same grounds as the April 9, 1992 order and based upon the existence of the April 9, 1992 order. MSF filed a request for a hearing to appeal the August 25, 1993 order. On February 14, 1994, solely for administrative purposes, the Director of the Department of Finance entered an order of denial amending the August 25, 1994 order. Under reservation of right to appeal the February 14, 1994 order, a meeting was held between MSF and the Department of Finance on May 24, 1994 to discuss the granting of conditional registration. On February 16, 1995, the Director of the Department of Finance, State of Idaho, entered and Order granting a conditional broker-dealer license to MSF. Said license is subject to the following conditions:

    1. MSF agreed to file with the Director of Finance a bond of a surety company duly authorized to transact business in the State of Idaho. Said bond to be in the sum of one hundred thousand dollars ($100,000.00) and conditioned upon faithful compliance with the provisions of the Idaho Securities Act by MSF its agents and employees, such that upon any failure to do so comply by MSF, its agents or employees, the surety company shall be liable to any and all persons who may suffer loss by reason thereof. Said surety bond will substitute for the twenty-five thousand dollar ($25,000.00) surety bond normally required of a broker-dealer registered in Idaho. This continuous bond shall cover any claims against MSF or its agents for activities that occurred during the three year period. After three years, MSF may substitute a twenty-five thousand dollar ($25,000.00) surety bond for purposes of its Idaho registration.

                              Page 4 of  8   Pages

    2. MSF agrees not to employ Douglas Gass (CRD #1344661) in any capacity other than that of a sales agent of MSF.

    3. MSF agrees not to allow Douglas Gass to hold more than a seven point six percent (7.6%) ownership interest, directly or indirectly, in MSF or its affiliates. Said requirement will be effective during the duration of MSF's registration in Idaho.

    4. MSF agrees not to register, or attempt to register, Douglas Gass in any capacity in Idaho and to ensure that agent Gass does not conduct and securities business with Idaho residents or entities during his employment with MSF.

    5. MSF agrees to designate, and identify to the Director, a principal of the firm that will be directly responsible for the review and approval of each securities transaction conducted with Idaho residents or entities.

    6. MSF agrees not to register more than five individuals as salespersons in Idaho at any one time. Further, MSF agrees that only principals of MSF may become registered as salespersons in Idaho.

    7. MSF agrees not to solicit or complete transactions in "designated securities" for Idaho accounts for a period of five years (5) from the date of the Order.

    8. But for those securities offerings addressed in the Order, MSF agrees not to solicit or complete transactions in initial public offerings (IPOs) for Idaho accounts. MSF may solicit Idaho residents to participate in IPOs and secondary offerings that are approved for listing, at the time of the trade, on the NASDAQ National Market System, New York Stock Exchange or American Stock Exchange.

    9. MSF agrees to conduct only agency transactions with Idaho customers for a period of three years (3) from the date of the Order.

   10. MSF agrees not to use unregistered individuals to introduce MSF or its services in Idaho. MSF acknowledges that such activity would first require Idaho registration of these individuals.

   11. MSF agrees to a probationary period of two years. As such, any significant disciplinary event during the two years after this order is executed shall be grounds to terminate this agreement and reallege the prior denial order. As used herein, significant disciplinary event includes any arbitration award of settlement award to any one customer in excess of fifty-thousand dollars ($50,000.00), or any findings by a regulatory body that MSF or its agents violated state or federal securities laws. This definition extends to any awards or findings that occur after the two year period, but that relate to conduct occurring during the two years after the execution of this agreement.

MAINE

    On or about April 25, 1994, the Securities Administrator of the State of Maine entered an Order granting a conditional broker-dealer license to MSF. Said license is subject to the following conditions:

                              Page 5 of  8   Pages

    1. For the first two years of license, MSF must provide the Maine Securities Division (the "Division") with copies of all account statements sent to its Maine customers;

    2. For the first two years of license, MSF must provide notice and due diligence materials, to the Division when a sales representative recommends to a Maine customer the purchase of any stock (2) selling for less than $5.00 per share and (b) not listed on the NYSE, the AMEX or the NASDAQ NMS;

    3. During the period of license, Douglas F. Gass nor any members of his family may not directly or indirectly own more than 7.6% of the voting stock of MSF, provided that their ownership may increase to 8.3% of the voting stock if such increase occurs solely through the purchase of stock by MSF (or its parent company) from other shareholders;

    4. During the period of license, Douglas F. Gass may not have a management or supervisory role with MSF; and

    5. MSF may have only three (3) sales representatives licensed in Maine for the first year of license. Said number of sales representatives may increase to five (5) for the second year of license. Said limitation does not include any sales representatives who join MSF after the date of the Order, and who were licensed in Maine as sales representatives of another firm.

NORTH DAKOTA

    On November 12, 1994, the Securities Commissioner of the State of North Dakota entered an Order denying the application for registration as a broker-dealer of MSF based upon (i) the existence of such an Order by the State of Florida, and (ii) the existence of such an Order by the State of Idaho. On or about February 7, 1994, a hearing was held before the Securities Commissioner of the State of North Dakota to review said Order of Denial. Prior to the issuance of a ruling at said hearing, a settlement was reached with the Securities Commissioner pursuant to which on March 11, 1994 the Securities Commissioner entered an Order granting the conditional registration of MSF. The conditions to registration are as follows:

    1. M.S. Farrell Holdings, Inc., MSF's parent company, shall not permit Douglas F. Gass to become a majority shareholder;

    2. Douglas F. Gass shall not act in any supervisory capacity on behalf of MSF.

    3.  Douglas F. Gass shall not become an officer or director of MSF;
        and

    4. Failure of MSF to comply with the above-stipulated conditions shall result in immediate revocation of MSF's dealer registration.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    There were no purchases made attendant to this filing. All sales are reported in item 5.

                              Page 6 of  8   Pages

ITEM 4.      PURPOSE OF TRANSACTION

    MSF acquired the shares of the Issuer's Common Stock for investment.

    MSF does not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)   Any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

    As of May 15, 1996, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by MSF is 445,843 shares, or 9.01%, respectively. MSF has the sole power to vote or dispose of all of said shares.

    The sales made within the past sixty (60) days which are the subject of this report are listed as follows:



     DATE         PRICE       QUANTITY           NATURE OF TRANSACTION

5/6/96          2 3/4         100,000            NASDAQ/Small Cap (privately
                                                 negotiated block transaction)
5/8/96          3 1/4          10,000            NASDAQ/Small Cap
5/8/96          5 5/16          5,000            NASDAQ/Small Cap
5/8/96          3 5/16          5,000            NASDAQ/Small Cap
5/8/96          3 1/4           3,200            NASDAQ/Small Cap
5/8/96          3 3/8           2,500            NASDAQ/Small Cap

                              Page 7 of  8   Pages

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5/8/96          3 1/4           2,000            NASDAQ/Small Cap
5/8/96          3 1/4           2,000            NASDAQ/Small Cap
5/9/96          3 3/16         15,000            NASDAQ/Small Cap
5/9/96          5 5/16          5,000            NASDAQ/Small Cap
5/13/96         3 3/16          2,000            NASDAQ/Small Cap
5/14/96         3 3/16         20,000            NASDAQ/Small Cap
5/14/96         3 3/16          2,000            NASDAQ/Small Cap


ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) between MSF and any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

    None.

                                    SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 20, 1996                      M.S. FARRELL & COMPANY, INC.


                                   By:
                                      -------------------------------
                                        Edward Sita
                                        Compliance Officer

                              Page 8 of  8   Pages